July 10, 2006

Mr. Russell Mancuso

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	Somerset International Group, Inc.

Amendment No. 4 to Registration Statement on Form SB-2

File No. 333-128262

Filed on May 26, 2006

Dear Mr. Mancuso:

We represent Somerset International Group, Inc. (“Somerset” or the “Company”). We are in receipt of your letter dated June 20, 2006 regarding the above referenced filing and the following are our responses to same:

About our Company, page 1

1.	Please reconcile your statement on page 2 that Mr. Adiletta intends to maintain his ownership interest with the disclosure in the selling stockholders’ table that he is offering most of his holdings.

Answer:	This statement has been revised accordingly.

Risk Factors, page 3

2.

Please add separate risk factors discussing your failure to file proxy materials as described in your response to our prior comment 14 regarding your amendment to your certificate of incorporation and as described in your response to our prior comment 16 regarding your transactions described in the corporate development section on page 22.

Answer:	This section has been revised to add the separate risk factors as requested.

3.	Please add a risk factor discussing the stock pledge of your Secure Systems holdings and what happens upon occurrence of an event of default under such pledge.

Answer:                A risk factor has been added discussing the stock pledge of our Secure Systems holdings and what happens upon occurrence of an event of default under such pledge.

Selling Shareholders, page 8

4.	We note your new disclosure on page 8. The total shares in the listed selling shareholder table does not appear to match the number of shares in the fee table. Please reconcile.

Answer:	The number of shares in the fee table has been revised to reconcile with selling shareholder table.

5.

We note the addition to the number of shares offered by Mr. Adiletta. Generally, when officers, directors and major shareholders are offering large amounts of shares acquired in this manner, we view the resale transactions by related parties as on “by or on behalf of the issuer” for purposes of Rule 415(a)(4) of Regulation C. Under this rule, equity securities offered by or on behalf of the registrant cannot be sold “at the market” price unless the offering does not appear to meet the requirements. Please revise your registration statement to price the shares offered by Mr. Adiletta and disclose that he will conduct his offering at the fixed price for the duration of the offering. The prospectus should make clear that he is an underwriter of the offering.

Answer:

The footnotes for Mr. Adiletta has been revised to disclose that the price the shares will be offered by Mr. Adiletta will be $.20 for the duration of the offering and to make clear that he is deemed an underwriter of the offering.

6.	We reissue prior comment 9 in part. Please clarify the duration of services for which the compensation accrued. We note your disclosure on Footnote 15, for example.

Answer:	Please note that Footnotes 2 and 15 have been revised to disclose that the compensation accrued for services rendered from February 2004 to October 2004.

7.

Please revise footnote 1 consistent with your response to prior comment 10. Footnote 1 indicates that you used the same denominator for each selling shareholder. However, your response to prior comment 10 indicates that you used different denominators for each shareholder.

Answer:	Footnote 1 has been revised to indicate that different denominators have been used for each selling shareholder.

8.	We note your response to our prior comment 11. Please identify with specificity where you have provided the requested disclosure, include page number and where on the page the information is located.

Answer:

Please note that the Series A Convertible Preferred Stock table at the top of page __, has been amended to include a column reflecting the shares of common stock underlying the preferred stock which reconciles with the Selling Shareholders table.

9.

We note that the Woodland Group is listed twice in the table of selling shareholders. Please include each selling shareholder only once and include all the shares they are seeking to sell in that line item. Then, you may provide footnote disclosure to clarify what is included in the selling shareholders’ ownership.

Answer:	Please note that the Selling Shareholders table has been revised to include each selling shareholder only once in the table.

Common Stock, page 18

10.	We note your response to previous comment 14.

•	Please note that amendments to your certificate of incorporation should be filed under Regulation S-B Item 601(b)(3) not 601(b)(10).

Answer:	The amendment to the certificate of incorporation has been refilled under Regulation S-B Item 601(b)(3).

•	Please tell us where the amendment addresses the par value of your Class A stock of $.0035 per share.

Answer:	The SB-2 has been amended to reflect the correct par value of $.001 per share.

•	Please update us regarding the status of the proxy material you mention in your response to this comment and prior comment 16.

Answer:	The proxy statement will be filed immediately after this amended registration statement.

Acquisition of Secure Systems, page 24

11.

Please expand the disclosure provided in response to prior comment 15 to disclose the percentage of Secure’s outstanding stock represented by the pledged shares. Also please specifically identify the “indebtedness” the pledge is securing, including whether it covers dividends under the Series A Redeemable Convertible Preferred Stock.

Answer:

This section has been revised to disclose that 87 ½% of Secure’s outstanding stock is represented by the pledged shares since the Company already paid $500,000 at the closing. This section has also been revised to disclose that the indebtedness the pledge is securing is the mandatory redemption of the preferred stock and that it covers the dividends under the Series A Redeemable Convertible Preferred Stock.

Customers and Market - Page 26

12.

We note you state you have filed the entire contract with the State of New York as an exhibit to this filing, but you do not appear to have done so. Please file the entire agreement with the State of New York.

Answer:	The entire Agreement with the State of New York has been filed as an exhibit.

13.

We note your response to prior comment 18; however, required information must be disclosed, even if confidential. Please expand your response to analyze why the names of your customers need not be included in your prospectus for investors to understand the scope and risks associated with your disclosed operations.

Answer:	This section has been revised to disclose that the customers are Danbury Hospital and University of Bridgeport.

Recent Developments

14.

We note your response to prior comment 18 that you have deleted disclosure. For investors to understand the intended development of your business during the last three years, please disclose the plans and the reason they were abandoned.

Answer:

A section has added titled “letter of intent” to disclose the letter of intent and to disclose that the letter of intent terminated because the parties did not enter into a definitive agreement. It is no longer under Recent Development since it is over a year old.

Certain Relationships and Related Transactions, page 30

15.

Please update your disclosure to a more recent date and then reconcile the information to the information provided in your most recent financial statements. For example, we note that the outstanding amount of the stockholder note payable is disclosed in this section as of June 30, 3005 and different amounts are listed in the March 31, 2006 financial statements. The current amount outstanding should be disclosed in this section, even if it is different from your financial statements.

Answer:                The disclosure has been updated to reflect the amount outstanding at March 31, 2006 and this amount is the same as that reflected in the financial statements.

Executive Compensation, page 32

16.	Your disclosure regarding your executive’s compensation is unclear. Please revise to calculate the payment for the year, and how it was paid out.

Answer:                The disclosure has been updated to calculate the payment for the year, and how it was paid out.

Recent Sales, page II-2

17.

We note your response to comment 30; however, you must disclose all unregistered sales of securities, including debt instruments and convertible instruments, regardless of the issuance of the underlying common shares.

Answer:	This section has been revised to disclose all unregistered sales of securities, including debt instruments and convertible instruments, regardless of the issuance of the underlying common shares.

18.

Your response to prior comment 31 does not explain how your distribution to 78 individuals could be exempt from the registration under the Securities Act. Please expand your analysis, and cite all authority on which you rely.

Answer:

As previously disclosed, the Company believes the shares qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by the Company did not involve a public offering. Although there were 78 investors that received shares in this offering it was still not a public offering since all of these shareholder received shares as part of the merger. The Company did not undertake an offering in which it sold to 78 difference investors but rather undertook a merger with one entity pursuant to which it issued shares to all of their shareholders who were provided with complete information on the operations of the Company and voted in favor of the transaction. Based upon same and the balance of the argument previously set forth in our response to comment 31 the Company believes these shares qualify for exemption under Section 4(2). Notwithstanding same, if necessary, the Company is prepared to provide a risk factor stating it is possible that these shares were not validly issued and maybe subject to rescission in the future.

19.	Please disclose the date of each sale, not merely the date you approved the transaction.

Answer:	This section has been revised to date of each issuance as opposed to when the transaction was approved.

Exhibit 5

20.

We note your response to prior comment 34. However, it is unclear why the stock underlying the notes and warrants has not yet been authorized. It is also unclear why the stock to be paid as dividends will not be legally issued, fully paid and non-assessable until “conversion of the notes, exercise of the warrants and conversion of the preferred shares.

Answer:	This opinion has been revised to disclose that the stock to be paid as dividends will be legally issued, fully paid and non-assessable upon issuance.

Exhibit 10.9

21.

We note your response to our prior comment 35. It does not appear you have filed a complete Exhibit 10.9 including the date and the parties with your most recent amendment. Please file the complete exhibit.

Answer:	The complete Exhibit 10.9 has been filed including the date and parties.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN